DUFF & PHELPS UTILITY AND CORPORATE BOND TRUST INC.

55 East Monroe Street, Suite 3600

Chicago, Illinois 60603

October 19, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Duff & Phelps Utility and Corporate Bond Trust Inc.

Form N-2

1933 Act File No. 333-136962

1940 Act File No. 811-07358

Ladies and Gentlemen:

The undersigned, Duff & Phelps Utility and Corporate Bond Trust Inc., hereby requests that the effectiveness of the above-referenced registration statement be accelerated so that it will become effective on Monday, October 23, 2006, at 9:00 a.m. (Eastern time), or as soon thereafter as is reasonably practicable.

Very truly yours,

DUFF & PHELPS UTILITY AND CORPORATE BOND TRUST INC.

By:	/s/ Nathan I. Partain
Name:	Nathan I. Partain
Title:	President and Chief Executive Officer

Global Markets & Investment Banking
4 World Financial Center - 5th Floor
New York, New York 10080 212-449-6500

October 19, 2006

Mr. Christian T. Sandoe

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Duff & Phelps Utility and Corporate Bond Trust, Inc. (the “Fund”)

Form N-2 Registration Statement No. 333-136962

Investment Company Act File No. 811-07358

Dear Mr. Sandoe:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we wish to advise you that the amended Registration Statement, Form N-2 as filed on October 17, 2005, and Preliminary Prospectus dated October 17, 2006, will be electronically distributed during the period from October 18, 2006 through pricing on October 23, 2006 as follows: approximately 360 copies of the Preliminary Prospectus and a limited number of Registration Statements will be sent to underwriters, dealers and institutions.

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act, the undersigned, acting as underwriter of the offering of up to 7,600 preferred shares of beneficial interest of the Fund, Series T7, and 7,600 preferred shares of beneficial interest of the Fund, Series TH7, hereby joins in the request of the Fund for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 9:00 a.m., Eastern Time, on October 23, 2006, or as soon as possible thereafter.

Very truly yours,

MERRILL LYNCH & CO.
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

/s/ Michele Allong
Name: Michele Allong
Authorized Signatory